Exhibit 99.1

TNL Mediagene (Nasdaq: TNMG)

PRESS RELEASE

TNL Mediagene Files FY2025 Annual Report on Form 20-F; Reports Continued Digital Studio Leadership and Significant Year-over-Year Net Loss Reduction

Key Highlights

● Digital Studio Remains Largest Revenue Source: The digital studio segment generated $18.7 million, or 41.4% of FY2025 total revenue, continuing to anchor the Company’s strategic focus on digital studio services and supporting a growing pipeline of long-term client engagements in Japan and government and NPO project contracts in Taiwan

● Cost Discipline and Efficiency Initiatives: Despite incurring a full year of public company compliance costs in FY2025 (the Company became Nasdaq-listed in December 2024), the Company implemented a comprehensive cost reduction program in the second half of FY2025 — including headcount reductions, Taiwan office consolidation, and IT infrastructure optimization — the benefits of which are expected to flow more meaningfully into FY2026

● Year-over-Year Reduction in Net Loss: Net loss decreased by $40.4 million year-over-year to $44.6 million in FY2025, primarily reflecting the absence of one-time expenses associated with the Company’s December 2024 Nasdaq listing and lower finance costs

TOKYO, JAPAN, MAY 12, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced its financial results for the fiscal year ended December 31, 2025, and the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026.

The FY2025 results reflect the Company’s operations during the fiscal year ended December 31, 2025, prior to the leadership realignment and 2026 strategic initiatives announced on April 2, 2026. As previously disclosed, the Company appointed new leadership and adopted FY2026 initiatives intended to strengthen operational execution and accelerate its strategic focus on digital studio services, content commerce, and AI-powered products. Additional information is available in the Company’s April 2, 2026 press release, and the related Form 6-K filed with the SEC.

FY2025 Business and Operational Highlights

● Digital Studio — Primary Strategic Focus and Largest Revenue Business Unit: The digital studio business unit, which the Company has positioned as its primary strategic focus, generated $18.7 million in FY2025, representing 41.4% of total revenue and the Company’s largest reporting segment. Performance in this segment is supported by long-term client engagements in Japan and government and NPO project contracts in Taiwan, which contribute to a degree of revenue visibility relative to other segments. The Company also served as the lead partner for “TechGALA Japan 2026,” a global tech conference held in Nagoya in January 2026 that featured over 150 participating companies in its exhibition, further reinforcing the Company’s positioning in the digital studio market. See Item 5 of the Company’s FY2025 Form 20-F for further discussion.

● AI Integration Across Operations: The Company continues to integrate AI technologies into its operations, including AI-assisted content production in its digital media business and AI-enabled product development in its digital studio business that commenced in the fourth quarter of FY2025. These initiatives are intended to support content production efficiency and to expand the Company’s product offerings to clients. See Item 5 of the Company’s FY2025 Form 20-F for further discussion.

● AI-Assisted Product Development in Digital Studio Commenced in Q4 2025: During the fourth quarter of FY2025, the Company commenced development of AI-assisted products and services within its digital studio business, with AI tools now broadly deployed across many of its digital studio client engagements. These offerings are at an early stage of development. The Company believes the integration of AI capabilities with its digital studio creative and strategic services may, over time, support deeper client relationships and the development of new revenue streams; however, there can be no assurance that such offerings will be developed or commercialized successfully or in a timely manner. See Item 5 of the Company’s FY2025 Form 20-F for further discussion.

● Cost Efficiency Initiatives Implemented: During the second half of FY2025, the Company implemented a comprehensive cost efficiency program, including headcount reductions, office space consolidation in Taiwan, and IT infrastructure optimization. The Company expects the full benefits of these initiatives to contribute more meaningfully to the Company’s cost structure in FY2026. See Item 5 of the Company’s FY2025 Form 20-F for further discussion.

Total revenue for FY2025 was $45.0 million, compared to the preliminary revenue outlook of $49.1 million that the Company announced in December 2025. The variance primarily reflected (i) softer-than-anticipated revenue performance in certain operations within the Company’s digital studio business, including delays in project executions and project cancellations; (ii) softer-than-anticipated revenue performance in the Company’s digital media business; and (iii) consolidation adjustments to revenue. The Company’s preliminary revenue outlook published in December 2025 was a forward-looking statement subject to the cautionary disclosures previously published with that outlook, and is subject to the same risks, uncertainties, and limitations discussed below under “Cautionary Statement Regarding Forward-Looking Statements.”

2026 Strategic Initiatives and Recent Leadership Changes

As previously announced on April 2, 2026, the Company completed a leadership realignment and adopted a set of strategic initiatives for FY2026 designed to strengthen operational execution, accelerate the strategic pivot toward digital studio services, content commerce, and AI-powered products, and enhance long-term shareholder value. These initiatives include a comprehensive review of the Company’s business portfolio, continued cost discipline measures, and the development and commercialization of AI-powered products through a dedicated research and development team. For additional information regarding the leadership realignment and FY2026 strategic initiatives, please refer to the Company’s press release dated April 2, 2026, and the related Report of Foreign Private Issuer on Form 6-K filed with the SEC.

Financial Highlights and Liquidity

● Year-over-Year Reduction in Net Loss: Net loss decreased by $40.4 million year-over-year to $44.6 million in FY2025 from $85.0 million in FY2024. The reduction was primarily attributable to (i) the absence in FY2025 of one-time expenses associated with the Company’s December 2024 Nasdaq listing, including a $38.2 million non-cash listing expense and approximately $4.1 million of professional service fees, and (ii) lower finance costs of $0.9 million in FY2025 compared to $8.2 million in FY2024. See Item 5 of the Company’s FY2025 Form 20-F for further discussion.

● Non-Cash Impairment of Goodwill and Intangible Assets: Operating loss for FY2025 included an impairment charge of $39.2 million relating to the write-off of goodwill and intangible assets associated with the Company’s Japan-based Mediagene business. The impairment was a non-cash charge and did not impact the Company’s cash position. As described in Note 11 to the Company’s FY2025 consolidated financial statements, the initial business plan used for the enterprise value evaluation in connection with the May 2023 merger of the Company and Mediagene Inc. was based on a growth rate reflecting the anticipated expansion strategy and synergies of the merger; however, following the merger and during subsequent operations, the anticipated synergies have continued to fall short of initial expectations due to further changes in the overall environment, necessitating additional adjustments to the financial projections. As a result of the downward revision in projected future revenues, the fair value declined and an additional impairment loss was recognized in the current period.

● Liquidity Position and Going Concern Disclosure: The Company’s cash and cash equivalents were $1.9 million as of December 31, 2025. The FY2025 audited consolidated financial statements include a going concern emphasis-of-matter, and the Company will require additional financing to fund its operations beyond FY2026. During FY2025, the Company secured additional funding through draws on its equity line of credit and the issuance of equity and convertible debt, and the Company is exploring additional financing alternatives. See Item 5 of the Company’s FY2025 Form 20-F for a detailed discussion of the Company’s liquidity, going concern considerations, and management’s plans.

Access to the FY2025 Annual Report:

The Company’s FY2025 Annual Report on Form 20-F is accessible on the SEC’s EDGAR system at www.sec.gov and on the Company’s investor relations website at www.tnlmediagene.com/ir. Shareholders may also request a hard copy of the FY2025 Annual Report, including the audited consolidated financial statements, free of charge, by contacting the Company at IR@tnlmediagene.com.

Internal Control Over Financial Reporting:

As disclosed in Item 15 of the FY2025 Annual Report on Form 20-F, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025, due to three previously identified material weaknesses that have not yet been fully remediated. The Company has implemented, and continues to implement, remediation actions, which are described in Item 15 of the FY2025 Form 20-F. Investors are encouraged to review Items 3.D (“Risk Factors”) and 15 (“Controls and Procedures”) of the FY2025 Form 20-F for further information.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements regarding (i) the Company’s strategic priorities, including the digital studio business as the Company’s primary strategic focus; (ii) the Company’s expectations regarding the development and commercialization of AI-assisted products and services within its digital studio business; (iii) the expected benefits of the cost efficiency initiatives implemented during the second half of FY2025, including expected impact on FY2026 results; (iv) the variance between the Company’s FY2025 actual revenue results and the preliminary revenue outlook the Company announced in December 2025; (v) the Company’s liquidity, going concern considerations, and ongoing efforts to secure additional financing; (vi) statements by TNL Mediagene’s management; and (vii) the Company’s strategic initiatives for FY2026 as described in the Company’s April 2, 2026 press release, including portfolio review and optimization, cost discipline measures, and the development and commercialization of AI-powered products. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s FY2025 Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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